SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  FORM 11-K


           / X /   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2004
                                      OR
          /   /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         For the transition period: N/A


                         Commission File Number 0-13358


     A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CAPITAL CITY BANK GROUP, INC. 401(k) Plan
                  -----------------------------------------
                          (Exact name of the plan)

     B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         CAPITAL CITY BANK GROUP, INC.
                         -----------------------------
             (Exact name of registrant as specified in its charter)

            217 North Monroe Street, Tallahassee, Florida 32301
            ---------------------------------------------------
                  (Address of principal executive offices)

                             REQUIRED INFORMATION
        The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of items 1-3 of form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2004 have been prepared in accordance with the financial reporting requirements of ERISA.

                        CAPITAL CITY BANK GROUP, INC.
                                401(K) PLAN

                      Financial Statements and Schedule

                         December 31, 2004 and 2003

    (With Report of Independent Registered Public Accounting Firm Thereon)

                          CAPITAL CITY BANK GROUP, INC.
                                 401(K) PLAN

                              Table of Contents


                                                                         Page
Report of Independent Registered Public Accounting Firm                    1

Financial Statements:

  Statements of Net Assets Available for Benefits
    - December 31, 2004 and 2003                                           2

  Statement of Changes in Net Assets Available for Benefits
    - Year ended December 31, 2004                                         3

Notes to Financial Statements                                              4

Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)             8

Schedule H, Line 4j - Schedule of Reportable Transactions                  9

           Report of Independent Registered Public Accounting Firm


The Retirement Committee of
  Capital City Bank Group, Inc.:

We have audited the 2004 and 2003 financial statements of Capital City Bank Group, Inc. 401(k) Plan (the "Plan") as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4j - Schedule of Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan administrator. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG, LLP
June 10, 2005

                              CAPITAL CITY BANK GROUP, INC.
                                     401(K) PLAN

                    Statements of Net Assets Available for Benefits

                              December 31, 2004 and 2003

                                                              2004             2003
                                                           ----------        ---------
Assets:
  Cash                                                     $    5,279           68,322
  Investments, at fair value (cost $6,061,368 and
    $4,701,194 at December 31, 2004 and 2003,
    respectively)(note 3)                                   6,517,312        4,963,153
  Participant contributions receivable                         89,242                -
  Employer contribution receivable                             38,517                -
                                                           ----------        ---------
                                                            6,650,350        5,031,475

Liabilities:
  Excess contributions payable                                  2,215           24,087
                                                           ----------        ---------

    Net assets available for benefits                      $6,648,135        5,007,388
                                                           ==========        =========


See accompanying notes to financial statements.



                      CAPITAL CITY BANK GROUP, INC.
                               401(K) PLAN

      Statement of Changes in Net Assets Available for Benefits

                      Year ended December 31, 2004

Additions:
  Contributions:
    Participant                                               $1,070,725
    Employer                                                      98,281
    Rollovers                                                    126,191
                                                              ----------
      Total contributions                                      1,295,197
                                                              ----------

  Investment income:

    Net appreciation in fair value of investments (note 3)       476,574

    Dividends and interest income                                  9,168
                                                              ----------

      Total investment income                                    458,742
                                                              ----------

      Total additions                                          1,780,939
                                                              ----------

Deductions:
  Benefits paid to participants                                  140,192
                                                              ----------
      Total deductions                                           140,192
                                                              ----------
      Net increase in net assets available for benefits        1,640,747

Net assets available for benefits:
  Beginning of year                                            5,007,388
                                                              ----------
  End of year                                                 $6,648,135
                                                              ==========


See accompanying notes to financial statements.


                   CAPITAL CITY BANK GROUP, INC. 401(K) PLAN

                       Notes to Financial Statements

                        December 31, 2004 and 2003

(1)  Description of the Plan

     The following description of the Capital City Bank Group, Inc. 401(k) Plan (the "Plan") provides general information only. More complete information regarding the Plan's provisions may be found in the Plan document.

     (a)  General

          The Plan, established on October 1, 1997, effective retroactive to January 1, 1997, is a defined contribution retirement plan under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan is intended to provide benefits to all eligible employees of Capital City Bank Group, Inc. (the "Company"). Employees of the Company who are 21 years of age or older become eligible to participate in the Plan at the time of employment. Employees may enter the Plan on the first day of the month coinciding with or next following the date on which the employee becomes eligible to participate in the Plan.

     (b)  Plan Administration

          The overall responsibility for administering the Plan rests with the Company. However, the Company has delegated administration of the Plan to the Retirement Committee (the "Plan Administrator"). The Plan's trustee, Capital City Trust Company (the "Trustee"), a subsidiary of the Company, is responsible for the management and control of the Plan's assets. Federated Investors, Inc. provides record-keeping services for the Plan.

     (c)  Participant Contributions and Excess Contributions

          Each year, participants may elect to contribute up to 30% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. Discretionary employer matching and profit-sharing contributions may be contributed to the Plan at the option of the Company's Board of Directors, subject to certain limitations. Excess contributions represent amounts in excess of the limitations imposed by the IRC. Such excess contributions were remitted back to employees within 2 1/2 months of the Plan's year-end.

     (d)  Employer Matching Contributions

          Effective January 1, 2003, the Company provided a 50% match on participant contributions of 6% or less. Only employees hired after January 1, 2002 are eligible for this match.

     (e)  Participant Accounts

          Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations of Plan earnings are based on account balances, as defined in the Plan. Employer discretionary contributions are allocated among all participants in an amount equal to the ratio of the participant's compensation to the compensation of all participants for the Plan year. Employer discretionary contributions are invested based on the participant's elective deferral.

                 CAPITAL CITY BANK GROUP, INC. 401(K) PLAN

                       Notes to Financial Statements

                        December 31, 2004 and 2003

     (f)  Investment Options

          Participants can direct their contributions into 17 investment options. Participants can change their investment elections and balances daily by way of telephone voice response system, with their contributions being changed the next applicable payroll period.

     (g)  Benefits Paid to Participants

          Upon termination of service due to death, disability, retirement or other reason, a participant will receive a lump-sum amount equal to the value of the vested interest in his or her account.
          Participants may also receive a distribution while in service upon demonstration of financial hardship.

     (h)  Vesting

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company's matching and discretionary contributions, and related earnings thereon, after three years of credited service (on a cliff basis). Credited service is based on 1,000 hours of work in one year.

     (i)  Forfeitures

          Forfeitures are used to reduce the employer contribution. Forfeitures during the years ended December 31, 2004 and 2003 were $2,075 and $2,763, respectively.

(2)  Summary of Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual basis of accounting.

     (b)  Use of Estimates

          The preparation of financial statements requires management to make estimates and assumptions related to the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  Investments

          The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at quoted market prices. The Company's common stock is valued at its quoted market price as listed on the NASDAQ national market under the ticker symbol CCBG.

          The Plan's investments include funds, which invest in various types of investment securities and in various companies within various markets. Investments are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and schedules.

                 CAPITAL CITY BANK GROUP, INC. 401(K) PLAN

                       Notes to Financial Statements

                        December 31, 2004 and 2003

     (d)  Income Recognition

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (e)  Plan Expenses

          All plan expenses are paid by the Company.

     (f)  Voting Rights

          The Trustee is required to vote shares of Company stock on behalf of the collective best interest of plan participants and beneficiaries, as instructed by the proxy statement.

(3)  Investments

     The investments of the Plan are held in a trust fund administered by the Trustee. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified as follows:




                                                                2004          2003
                                                            -----------    ----------
Investments at fair value:
  Federated Max-Cap Index Fund (75,806 and 63,728 shares)   $ 1,853,455     1,431,972
  Federated Treasury Obligations Fund (1,178,996
    and 974,251 shares)                                       1,178,996       974,251
  Capital City Bank Group, Inc. Common Stock (13,370
    and 10,539 shares)                                          558,866       484,689
  Federated Kaufman Fund (115,626 and 84,187 shares)            619,753       417,568
  MFS International Value Fund A (0 and 17,899 shares)                -       353,146
  Federated Capital Appreciation Fund (17,745 and
    13,600 shares)                                              449,847       324,628
  Euro Pac Growth Fund (15,773 and 0 shares)                    556,140             -



During the year ended December 31, 2004, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:

    Mutual funds                                       $    518,006
    Capital City Bank Group, Inc. Common Stock              (41,432)
                                                       ------------
    Net appreciation in fair value of investments      $    476,574
                                                       ============


(4)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants would become 100% vested in all of their accounts.

                 CAPITAL CITY BANK GROUP, INC. 401(K) PLAN

                       Notes to Financial Statements

                        December 31, 2004 and 2003

(5)  Tax Status

     The Internal Revenue Service issued a determination letter dated November 19, 2001, stating that the Plan was designed in accordance with applicable IRC requirements as of that date. Though the Plan has been amended since the date of such letter, the Plan Sponsor and its counsel believe that the Plan document continues to conform to applicable IRC requirements. The Plan Sponsor and its counsel believe that the Plan has operated in compliance with the Plan document, except that beginning in the 2003 Plan Year, eligibility to participate for certain new employees was incorrectly determined. Legal counsel has opined that the operational deficiency can be corrected and will not adversely affect the Plan's tax qualification. The correction will be made by a contribution from the Plan Sponsor. The Plan Sponsor has estimated that the required corrective contribution will approximate $32,000. Such amount has been reflected as an employer contribution receivable in the accompanying statement of net assets available for benefits as of December 31, 2004.

(6)  Related Parties

     The Plan owns 13,370 and 10,539 shares of the Company's common stock at December 31, 2004 and 2003, respectively, which represents approximately 0.09% and 0.08% of the outstanding common stock of the Company.

     The Trustee is a subsidiary of the Company. The Trustee's fees are paid by the Company.

(7)  Reconciliation to Form 5500

     As of December 31, 2004, the Plan had no pending distributions to participants who elected distributions from the Plan.




                                                 CAPITAL CITY BANK GROUP, INC.
                                                          401(k) PLAN

                                   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                        December 31, 2004


     Identity of
    Party involved                                      Description of investment                               Fair value
---------------------------           ----------------------------------------------------------------          ----------
                                      Mutual Funds:

* Federated Investors, Inc.           Federated Max-Cap Index Fund, 75,806 shares                               $1,853,455
                                      Federated Treasury Obligations Fund, 1,178,996 shares                      1,178,996
                                      Federated Kaufman Fund, 115,626 shares                                       619,753
                                      Federated Capital Appreciation Fund, 17,745 shares                           449,847
                                      Federated Total Return Bond Fund, 23,016 shares                              249,494
                                      Federated Stock Trust Fund, 5,479 shares                                     203,709
                                      Federated U.S. Gov. Sec. 2-5 Years, 7,364 shares                              83,216
                                      Federated Mid Cap Index, 4,030 shares                                         84,787
                                      Federated High Income Bond Fund, 3,851 shares                                 31,695
                                      Federated Income Trust, 1,061 shares                                          11,160

* Capital City Bank Group, Inc.       Capital City Bank Group, Inc., Common Stock, 13,370 shares                   558,866

  American Funds                      Euro Pac Growth Funds, 15,773 shares                                         556,140

  Janus Capital Group, Inc.           Janus Advisor Capital Appreciation Fund, 11,301 shares                       283,307

  American Century Investment         American Century Strategic Allocation Fund: Moderate, 18,463 shares          124,810
    Management, Inc.                  American Century Strategic Allocation Fund: Aggressive, 5,224 shares          40,227
                                      American Century Strategic Allocation Fund: Conservative, 2,363 shares        13,210

  Constellation Clover                Small Cap Value Fund, 6,478 shares                                           174,640
                                                                                                                ----------
                                                                                                                $6,517,312
                                                                                                                ==========

* Represents a party in interest.


See accompanying report of independent registered public accounting firm.





                                          CAPITAL CITY BANK GROUP, INC.
                                                   401(k) PLAN

                            Schedule H, Line 4j - Schedule of Reportable Transactions

                                           Year ended December 31, 2004


The transactions set forth below are those which involve an amount in excess of five
Percent of the fair value of the Plan's assets at the beginning of the year.


                                           Purchase           Selling          Cost of          Net gain
Description of assets                        price             price          investment        or (loss)
------------------------------------      -----------       -----------      ------------      ----------
Single Transactions:

   MFS International Value Fund                   -           553,730           402,492          153,238

   Euro Pac Growth Fund                     555,730                 -           555,730                -

See accompanying report of independent registered public accounting firm.


EXHIBIT INDEX

Exhibit No.    Document
-----------    --------
23             Consent of Independent Registered Public Accounting Firm


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan


By:  Capital City Trust Company, Trustee



By: /s/ Randolph M. Pople
    -----------------------------
    Randolph M. Pople, President